

Entity Profile Information

Viewed on February 07, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	11/15/2013
	EXEMPT FOREIGN FIRM APPROVED	11/20/1998
	NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG	
	PRINCIPAL APPROVED	04/24/2019

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	11/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	10/09/2013
NFA MEMBER PENDING	10/02/2013
SWAP DEALER PENDING	10/02/2013
EXEMPT FOREIGN FIRM APPROVED	11/20/1998
EXEMPT FOREIGN FIRM PENDING	11/11/1998

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

PRINCIPAL APPROVED	04/24/2019
PRINCIPAL PENDING	04/23/2019

Outstanding Requirements

Annual Due Date: 12/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2024

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012	

NFA ID	Regulator Name	Start Date	End Date
0316743	FINANCIAL CONDUCT AUTHORITY	11/20/1998	

NFA ID	Doing Business With	Start Date	End Date
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD	4/16/2020	
0495157	EFFISSIMO PARTNERS	4/16/2020	
0488686	PEARL DIVER CAPITAL LLP	8/17/2015	4/9/2019
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED	12/11/2013	2/14/2023
0461442	ICAP ENERGY AS	4/29/2013	
0459466	ENTERPRISE COMMODITY SERVICES LIMITED	3/7/2013	9/4/2013
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD	12/28/2012	1/7/2015
0318217	PVM OIL ASSOCIATES LTD	10/26/2012	12/5/2013
0303496	SOCIETE GENERALE	7/20/2011	
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP	9/10/2009	

Exemption Category	Exemption Type	Statement Date
FUTURES COMMISSION MERCHANT	30.10	9/30/1998



Business Information

Name	CITIGROUP GLOBAL MARKETS LIMITED
Form of Organization	CORPORATION
Country	UNITED KINGDOM
Federal EIN	Not provided
Business Address	
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone Number	+44 20 7508 2795
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**SUMANA**
Last Name	**SINHA**
Title	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**



Other Names

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
DBA   NOT IN USE



Location of Business Records

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**



Principal Information

Individual Information

NFA ID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0555745**
Name	**DUCSAI, EVELIN KATALIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2023**

NFA ID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0380240**
Name	**FERNANDEZ DE YBARRA, FRANCISCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-03-2013**

NFA ID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFA ID	**0555903**
Name	**HEPPOLETTE, JOHN DESMOND**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-03-2023**

NFA ID	**0540535**
Name	**KHAN, RAHMAN ALI**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFA ID	**0559796**
Name	**LEE, TIINA LE SEONG**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2024**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-24-2020**

NFA ID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2022**

NFA ID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-02-2023**
NFA ID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**11-25-2022**
NFA ID	**0556290**
Name	**SEN GOSAIN, MANJIRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**
NFA ID	**0553311**
Name	**TOBIAS MARIN, FRANCISCO**
TItle(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-03-2023**
NFA ID	**0488977**
Name	**TROMBETTA, SANTO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-23-2020**
NFA ID	**0520000**
Name	**VON KOSKULL, CASPER WILHELM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2024**
NFA ID	**0515189**
Name	**WIMBORNE, ZOE VICTORIA**
TItle(s)	**DIRECTOR**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-02-2022**

Holding Company Information

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Principal Name and Financial Interest

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



Non-U.S. Regulator Information

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY



Agent Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	N/A
Email	LESLIE.COOMBS@CITI.COM



Enforcement/Compliance Communication Contact Information

Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	ANDREW
Last Name	MCGUIRE
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 2795
Email	ANDREW.MCGUIRE@CITI.COM



Viewed on March 22, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



Membership Contact Information

Membership Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Accounting Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Arbitration Contact

First Name	LESLIE
Last Name	COOMBS
Street Address 1	40 BANK STREET
City	LONDON
Zip/Postal Code	E14 5NR
Country	UNITED KINGDOM
Phone	+44 20 7508 4987
Email	LESLIE.COOMBS@CITI.COM

Compliance Contact

First Name	ANDREW
Last Name	MCGUIRE
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 2795
Email	ANDREW.MCGUIRE@CITI.COM

Chief Compliance Officer Contact

First Name	DAVID
Last Name	FLOWERDAY
Street Address 1	33 CANADA SQUARE
City	LONDON
Zip/Postal Code	E14 5LB
Country	UNITED KINGDOM
Phone	+44 20 7508 6939
Email	DAVID.FLOWERDAY@CITI.COM

Online Registration System

Return to Dashboard

Branch Office Manager List

NFA ID		
	0291281 Enter	CITIGROUP GLOBAL MARKETS LIMITED

No information available.

Filing History

NFA ID	0291281	Enter	CITIGROUP GLOBAL MARKETS LIMITED
Sponsor ID			

Filter By:
Form Message

Process Date	Sponsor NFA ID	Form Message	User Name
10/24/2022		FIRM REGULATORY DMP ADDED - 18410	BROWNZ
01/20/2022		BUSINESS LOCATIONS CHANGED	WARDJ
12/02/2019		FIRM REGULATORY DMP ADDED - 16829	LOVEA
06/07/2019		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
06/07/2019		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
11/22/2017		BUSINESS LOCATIONS CHANGED	LOVEA
03/19/2017		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
08/24/2016		BUSINESS LOCATIONS CHANGED	LOVEA
03/18/2016		BUSINESS LOCATIONS CHANGED	LOVEA
05/07/2014		BUSINESS LOCATIONS CHANGED	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOVEA
10/30/2013		FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
10/30/2013		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	LOVEA
10/02/2013		FIRM APPLICATION FILED	LOVEA
10/06/2011		BUSINESS LOCATIONS CHANGED	NFICCDM
11/02/2004		BUSINESS LOCATIONS CHANGED	NFICCZK
04/07/2003		FIRM NAME CHANGED	NFRGYXC
04/07/2003		FORM OF ORGANIZATION CHANGED	NFRGYXC